(Translation)

April 3, 2008

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)
(Code No. 4911; The First Section of the Tokyo Stock Exchange)
...s shall be directed to: Satoshi Sekiguchi
General Manager of
Public Relations Department
(Tel: 03 - 3572 - 5111)

Shiseido Company, Limited "New Three-Year Plan" (Fiscal 2008 – Fiscal 2010)

Previous "Three-Year Plan"

In 2005 when Mr. Shinzo Maeda was appointed president, Shiseido Company, Limited ("Shiseido") advocated three management visions: "Rebirth as a 100% customer-oriented company," "Brighten our brand, a valuable management resource" and "Fill the Shiseido organization with people with their own appeal." Under the previous Three-Year Plan (fiscal 2005 to fiscal 2007), domestically Shiseido has achieved renovation of brand strategy as exemplified by the introduction of mega lines, elimination of beauty consultant (BC) sales quotas and reform of retail store contracts, the sales organizational structure and production and logistic structures, as well as strengthening systematization of human resources development via its "Ecole Shiseido" corporate university. Overseas, Shiseido has promoted sales expansion especially in China, as well as implemented liquidation of unprofitable businesses and undertaken reorganization of operations in North America.

As a result, Shiseido is anticipating that operating profitability of 8% or higher for the final fiscal year is achievable as a committed objective*1 of the previous Three-Year Plan.

Roadmap for the Coming Decade

Upon successfully concluding the previous Three-Year Plan, Shiseido is confident that it has been able to move up to the starting line to a position in which the Company can equally compete with competitors in the global market. From now, Shiseido will aim to become a "Global Player that is representative of Asia with its origins in Japan." Taking a three-phased approach over the next decade, efforts will focus on:

1) "improving quality across the board" for the near-term period running from fiscal 2008 to fiscal 2010;
2) "getting into a growth trajectory" for the period running from fiscal 2011 to fiscal 2013 and
3) "making a leap forward" from fiscal 2014 onward.

Within 10 years, Shiseido is aiming to "surpass net sales of one trillion yen (US$100 billion; assuming an exchange rate of US$1 = 100 yen), with more than half of sales being achieved overseas, as well as being able to continuously attain an ROE of at least 15% and operating profitability of 12% or higher."

In order to achieve these goals, "raising growth potential in markets throughout the world and at the very least, surpassing growth rates in the global cosmetics market" and "transforming into a management structure capable of continually generating operating profitability at a level comparable to that of global competitors" are hurdles to be overcome. In addition, Shiseido will resolutely pursue its *raison d'etre,* which is "to realize the beauty of customers as well as to enrich their hearts." The following three points are specific strengths that support Shiseido's *raison d'etre*:

1) Richness: Being thoroughly meticulous about the high quality of products and service;
2) Human science: Not only making the skin beautiful but also pursuing effects that reach all the way to people's minds within the R&D field; and
3) Spirit of *omotenashi* (hospitality): Enriching people's hearts through interaction between customers and products.

New Three-Year Plan

In addition to "balancing expansion of growth potential and raising profitability" carried over from the previous three-year plan, under the new Three-Year Plan (fiscal 2008 – fiscal 2010) Shiseido will seek to realize the following objectives in line with the key focal points of "globalization," "distinction and concentration" and "utilizing external knowledge and resources":

1. "Creating a brand loved by customers throughout the world"

1) Strengthening cultivation of global *SHISEIDO* brand:

To be able to fully exert the strengths of the *SHISEIDO* brand, Shiseido will renew its product portfolio as well as successively integrate brand lines. As specific marketing methods, Shiseido will introduce the "city concept*2 " in addition to working on building business models for the future to ensure sustainable growth and expand market share in other emerging markets besides China and Russia.

2) Aiming to establish an undisputed presence in Asia:

Shiseido will develop mega lines in Asia as the first step of development of masstige marketing*3. Upon accumulating know-how through such efforts, full-scale implementation is slated to start during the next three-year term (fiscal 2011 – fiscal 2013). Products for realizing masstige marketing will be produced at a new manufacturing subsidiary, Shiseido Vietnam Inc. (Factory construction is scheduled to be completed in October 2009, with operations beginning in December 2009.) For the China business, Shiseido will pursue further expansion to maintain a high average annual sales growth rate of about 20%. Efforts include innovation of its *AUPRES*

brand developed exclusively for the Chinese market for the first time since its launch about 14 years ago along with expansion of the cosmetic specialty store business.

With regard to the domestic market, during the previous Three-Year Plan Shiseido positioned the mega line strategy, which is to conduct sales through large-scale promotions, as the main pillar of its brand strategy in order to strongly publicize Shiseido's reforms and unique characteristics. Under the new Three-Year Plan, Shiseido will focus on entering long-awaited relational brand domains*4. Operations will be developed within such domains based on its strong ties with customers, which is one of Shiseido's strengths, thereby enabling Shiseido to firmly secure the No.1 position by fully deploying its capabilities.

Shiseido's portfolio of brands/lines, which has been consolidated into 27, will be reduced to 21 brands/lines including 6 mega lines and 5 relational brands/lines in the future. As for domestic marketing, sales targets for account executives will be discontinued and more emphasis will be placed on customer service processes. An evaluation index for account executives will replace sales targets, whereby standards gauging "growth in the number of customers," the "ratio of repeat customer visits" and a "survey evaluation by business partners" will be newly introduced. Together with BCs, whose sales quotas already have been eliminated during the previous Three-Year Plan, "100% customer-oriented" activities will be thoroughly implemented.

3) Strengthening the foundation for enhancing the value of the Shiseido Group:

Shiseido will systematize the implicit value of the spirit of *omotenashi* (hospitality), which has been cultivated over a 136-year history and is one of the strengths of Shiseido, as the "Shiseido Beauty Way." As a mean to promote this concept on a global scale, Shiseido will introduce "customer relations software," which already has been achieving successful results in Japan. Furthermore, with regard to R&D, Shiseido will bolster skincare research—a core strength of Shiseido—while also focusing on new domains such as therapy makeup, cosmetic dermatology treatments/apparatus and health and beauty care (H&BC) to realize total solutions. At the same time, rather than firmly adhering to the principle of self-sufficiency, Shiseido will strengthen research to realize beautiful skin and enrich people's hearts by actively promoting strategic alliances and open innovations in order to acquire knowledge internally and externally. Improving the global production structure will also be promoted. Specifically, Shiseido aims to establish an optimal global production structure by establishing the first manufacturing subsidiary in the ASEAN region in Vietnam and closing a factory in New Zealand as well as promoting utilization of strategic outsourcing.

*1. The final result for fiscal 2007 will be announced at a later date following the settlement of accounts at fiscal year-end and subsequent announcement regarding business performance.
*2. Method to invest by concentrating on cities by considering the aspects of the vast world market as city-based units and not as country-based units.
*3. Coined word from "mass" and "prestige," and positioned as "more expensive than mass-produced products, but more moderately priced compared with prestige products."
*4. Group of brands/lines that deepens relationships with customers through person-to-person counseling.

2. "Establishing the highest level of world-class management quality"

1) Cultivating global human resources:

The importance of nurturing global human resources is increasing due to the acceleration of globalization. Shiseido has been dispatching management candidates to a business school in Switzerland since 2007 as a means of cultivating future management. In addition, the first training center outside of Japan has been established in Shanghai. The training center will serve as a core educational base not only for China but also for the entire Asian region in the future.

2) Raising organizational capabilities:

Shiseido will review functions and business operations of corporate departments at its Head Office and strengthen the support system for strategic planning functions as well as business departments. Also, SAP, which will be introduced from the coming fiscal year, will serve as the core impetus for converting the current Head Office into a lean and efficient strategic headquarters through the standardization of general business procedures, including utilizing external resources and increasing the level of expertise and productivity.

3) Advancement of corporate governance structure:

During the previous Three-Year Plan, Shiseido has been implementing the introduction of external board members as well as revitalization and reduction of the number of corporate officers. In the future, Shiseido will continue to implement measures to strengthen the governance structure including promoting diversity.

4) Structural reforms:

Shiseido will continue to liquidate and withdraw from unprofitable businesses and brands for which no overall synergy or future growth can be expected. Cost reductions will also be pursued by further improving marketing efficiency through reducing the number of product categories in Japan and overseas by 30%.

5) Actively promoting CSR:

Shiseido will expand "Social Beauty Care Activities" to bring joy and beauty to customers with serious skin concerns such as birthmarks or vitiligo, which cannot be remedied through current medical treatment, by enhancing their quality of life (QOL) through cosmetics. Over the next three years, "Social Beauty Care Activities" will be fully implemented domestically as well as developed overseas, starting from China.

As a global company and global citizen, Shiseido recognizes environmental initiatives as an important responsibility. Shiseido is actively promoting several activities including installation of solar panels at its manufacturing subsidiary in the United States (Shiseido America, Inc.) in 2007 and providing support to afforestation activities in Lanzhou City, Gansu province, China, from 2008. In addition, Shiseido has collected "Eco Ideas" from company workers in order to provide each employee with

the chance to consider environmental issues as a matter of personal concern and in turn make them a companywide movement.

3. **"Strengthening the solidarity of the Shiseido Group across countries and organizations"**

In 2005, Shiseido established the corporate message "This moment. This life. Beautifully." Shiseido's desire to "make life itself beautiful by not only momentary beauty but also by attaining spiritual enrichment" is its *raison d'etre*, which is to "go beyond mere sales of products to realize the beauty of customers as well as to enrich their hearts." Shiseido will continue to position this corporate message as a core idea shared by all Shiseido Group employees around the world and thoroughly implement "100% customer-oriented" activities under the Group's symbolic "Camellia Mark."

Specific Numerical Targets

Shiseido aims to achieve operating profitability of 10% or higher and ROE at a level that is 1-2 points above operating profitability by the end of the final fiscal year of its new Three-Year Plan. In terms of sales objectives, an annual average sales growth rate of 4-5% along with an overseas sales ratio of 40% or higher will be targeted.

Shiseido remains committed to the medium-term total return ratio target of 60%, which has been its basic policy for three years. While Shiseido will continue to base its shareholder payout on cash dividends, a flexible policy of the acquisition and retirement of treasury shares will be carried out.

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